                                                                       Exhibit 7

                   MAXCOM TELECOMMUNICACIONES, S.A. DE C.V.

       RATIO OF EARNINGS TO FIXED CHARGES IN ACCORDANCE WITH MEXICAN GAAP

             (Amounts expressed in Millions of Mexican Pesos (Ps.)
                 with Purchasing Power as of December 31, 2001)


                                                  2001                     2000                     1999
                                               ---------                ---------                ---------
Income (Loss) Before Income Tax                Ps.(652.4)               Ps.(623.2)               Ps.(247.1)
Determination of the Ratio
Fixed Charges:
     Interest expense                              427.0                    417.6                      52.7
     Interest capitalized during period              5.6                       --                       --
     Rental expense                                 12.4                      7.4                       6.7
     Debt issuance costs                              --                     85.8                      17.2
                                               ---------                ---------                 ---------
Total fixed charges                            Ps. 445.0                Ps. 510.8                 Ps.  76.6
                                               =========                =========                 =========

Earnings:
     Income (loss) from continuing operations Ps.(652.4)                Ps.(623.3)                Ps.(247.1)
     Fixed charges                                445.0                     510.8                      76.6
     Less: interest capitalized during period      (5.6)                       --                        --
           debt insurance costs                      --                     (85.8)                    (17.2)
                                               ---------                ---------                 ---------
Total earnings:                                Ps.(213.0)               Ps.(198.3)                Ps.(187.7)
                                               ---------                ---------                 ---------
Ratio of Earnings to Fixed Charges                 (0.48)                   (0.39)                    (2.45)
                                               =========                =========                 =========


                                     E-286